Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2009

Paul Hamelin
President
Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

> **Re:** **Savient Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-15313**

Dear Mr. Hamelin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director